UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July , 2012

Commission File Number: 000-54149

Bridgeport Ventures Inc.
(Translation of registrant's name into English)

1000 - 36 Toronto Street, Toronto, Ontario M5C 2C5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Financial Statements for the year ended April 30, 2012

99.2	Management's Discussion & Analysis for the year ended April 30, 2012

99.3	Certification by Chief Executive Officer

99.4	Certification by Chief Financial Officer

99.5	ON Form 13-502F1 (Class 1 Reporting Issuers Participation Fee)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIDGEPORT VENTURES INC.
(Registrant)

Date: July 18, 2012	By:	/s/ Carmelo Marrelli

Carmelo Marrelli
	Title:	Chief Financial Officer